Exhibit 99.2

Country Style Cooking Restaurant Chain Announces CEO Transition

CHONGQING, China, August 15, 2014 -- Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) ("Country Style Cooking" or the "Company"), a fast-growing quick service restaurant chain in China, today announced that its Chairman and Chief Executive Officer will step down as CEO effective on February 13, 2015, six months from August 13, 2014. Ms. Li will retain her title as Chairman of the Board of the Directors. Mr. Xingqiang Zhang, a co-founder of CCSC and Ms. Li’s husband, has been appointed as the new Chief Executive Officer of the Company effective six months from August 13, 2014.

Mr. Xingqiang Zhang is one of CCSC’s founders and has served as one of its directors since the Company’s inception. From 1996 to August 2007, Mr. Zhang, together with Ms. Hong Li, established and operated nine restaurants which are now part of the Company’s consolidated group. Mr. Zhang has valuable experience and knowledge in terms of the daily operations of quick service chain restaurants, which contributed greatly to the Company’s successful development. From 1992 to 1995, he served as the manager of two international quick service restaurant chains in Chongqing. Mr. Zhang received his bachelor’s degree in economics from Nankai University in 1988.

Ms. Hong Li, Chairman and Chief Executive Officer of Country Style Cooking, commented, “I am honored to have had the opportunity to lead this company for the past seven years and to have expanded the reach of the business to over 300 restaurants in China. After considerable reflection, I intend to spend more time with my family . Mr. Zhang has in-depth knowledge of CCSC’s operations, significant understanding of China’s QSR industry and is well equipped to lead company to its next stage of growth.”

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter 2014 and the new restaurant opening plan for full year 2014 contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Adam Zhao

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

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